UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

+6598978002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Private Placement Financing

On October 18, 2024, Caravelle International Group (the “Company” or the “Registrant”) closed a private placement financing of senior unsecured original issue 25% discount convertible promissory notes (the “Notes”) with four investors (the “Investors”) pursuant to a securities purchase agreement (the “Agreement”).

The Notes have an aggregate principal amount of $1,752,000 with an aggregate original issuance discount of $438,000 and zero annual interest rate. Each Note has a 12-month maturity and is convertible into the Company's ordinary shares (the “Ordinary Shares”) at an initial conversion price equal to $0.10 per share, subject to adjustment as further specified in the Note. The conversion price of $0.10 reflects a 81.82% discount on the closing price of the Ordinary Shares on NASDAQ on the date of issuance of the Note (the closing price of the Ordinary Shares on NASDAQ on such date was $0.55). The Company does not have an obligation to register any of the securities issued in the placement or that are issuable pursuant to the Notes. The Company intends to use the proceeds from this financing for general working capital purposes. This private placement financing transaction was approved by the board of directors of the Company.

Forms of the Agreement and the Note are attached hereto as an exhibits 99.1 and 99.2 and incorporated herein by reference.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Senior Unsecured Original Issue 25% Discount Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)

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